December 27, 2007

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006 filed November 29, 2006
Form 10-Q for the fiscal quarters ended November 30, 2006 and February 28, 2007
File No. 0-19049

Dear Mr. Spirgel:

The purpose of this letter is to clarify certain statements made by Fortune Industries, Inc. (“the Company”) and its former CFO in our initial response (“Response Letter”) to the SEC dated April 24, 2007.

With regard to Comment 9 in our Response Letter relating to Note 11 – Variable Interest Entity, we stated “…the Owners elected to charge a significant increase in rent to the Company from FFD.  The Owners used the cash from the rent increase to service the new debt incurred to finance the $12 million obligations from the put/call.”

This statement was made at a time when all of the relevant facts were not known.  With eight months of additional activity and further investigation, we now have a better understanding of the relevant facts.

Based upon the additional activity and our further investigation, we have concluded that all of the put/call agreements entered into by Carter Fortune and John Fisbeck (“Major Shareholders”) in conjunction with the Company’s acquisitions have been honored pursuant to the terms of the respective agreements.  At no time was it the intent of the Company to increase the rents payable to Fisbeck-Fortune Development, LLC in order to pay the debt incurred by the Major Shareholders to fund their put/call obligations.  Instead, the Company’s intent from inception was, and continues to be that the put/call obligations are the personal obligations of our Major Shareholders. Consistent with this intent, our Major Shareholders have informed us that they have not made any distributions from Fisbeck-Fortune Development, LLC to pay the debt associated with their put/call obligations.

Larry M. Spirgel
December 27, 2007

We believe the accounting treatment associated with the put/call obligations and variable interest entity consolidation is proper and in accordance with generally accepted accounting standards of the United States of America.  To properly respond to the SEC staff comments referenced above, our audit committee, independent registered accounting firm and management are diligently working together to further investigate the facts, conduct additional research and review these comments in order to ensure we have used appropriate accounting treatment for the outstanding items addressed by the SEC staff.   We intend to continue to work through these issues with the SEC staff and reach a satisfactory resolution as soon as possible.

Sincerely,
FORTUNE INDUSTRIES, INC.

John Fisbeck
Chief Executive Officer